FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to the Annual Report of
REPUBLIC OF HUNGARY
(Name of Registrant)

Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to which	Names of exchanges on
Title of Issue	registration is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Jeffrey C. Cohen, Esq.
Linklaters LLP
1345 Avenue of the Americas
New York, NY 10105
*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-24.1
EX-99.C

Explanatory Note
The purpose of this Amendment No. 3 to the annual report of the Republic of Hungary (the “Republic”) for the fiscal year ended December 31, 2008 (the “Annual Report”) is to supplement the Annual Report with the latest annual budget of the Republic as set forth in Act CXXX of 2009 on the budget of the Republic of Hungary for the year 2010 (a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CII. törvény) as published in the Official Gazette (Magyar Közlöny) on December 11, 2009.
     This Amendment No. 3 to the Annual Report of the Republic comprises:
(1)	Pages numbered 1 to 3, consecutively.

(2)	The following exhibits:

Exhibit 24.1 — Power of Attorney dated November 25, 2010.

Exhibit 99.C — The latest annual budget of the Republic as set forth in Act CXXX of 2009 on the budget of the Republic of Hungary for the year 2010 (a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény) as published in the Official Gazette (Magyar Közlöny) on December 11, 2009, filed in paper format under cover of Form SE on November 29, 2010.
     This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic has duly caused this Amendment No. 3 to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Budapest, Hungary, on November 25, 2010.

REPUBLIC OF HUNGARY
By:	/s/ Gyula Pleschinger
	Name:	Gyula Pleschinger
	Title:	Chief Executive Officer of Government Debt Management Agency Pte Ltd. as attorney

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EXHIBIT INDEX

Exhibit	Description
24.1	Power of Attorney dated November 25, 2010.

99.C	The latest annual budget of the Republic as set forth in Act CXXX of 2009 on the budget of the Republic of Hungary for the year 2010 (a Magyar Köztársaság 2010. évi költségvetéséről szóló 2009. évi CXXX. törvény) as published in the Official Gazette (Magyar Közlöny) on December 11, 2009, filed in paper format under cover of Form SE on November 29, 2010.

99.D	Amended and Restated Description of the Republic dated October 5, 2009.*

*	Incorporated by reference from the Annual Report on Form 18-K filed on October 6, 2009, file No. 033-49294-01.